NI43-101 TECHNICAL REPORT ON THE HALILĞ A EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
NI43-101
TECHNICAL REPORT
ON THE HALILAĞA EXPLORATION PROPERTY,
ÇANAKKALE, WESTERN TURKEY
Prepared for:
Suite 1650 — 1055 West Hastings Street
Vancouver, B.C. V6E 2E9
&
Suite 1650 — 1055 West Hastings Street
Vancouver, B.C. V6E 2E9
Prepared by:
Ian R. Cunningham-Dunlop, P. Eng.
Submitted in fulfilment of reporting requirements under
National Instrument 43-101
on
February 15th, 2011

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

74
Appendix 2 Drilling and sample protocols

LIST OF TABLES
Table 1 Halilağa tenure details as at 27 January, 2011.	12
Table 2 Significant drill intercepts from the Halilağa property.	31
Table 3 Petrography analyses samples.	38
Table 4 Budget and details of the Halilağa project by year	42
Table 5 Drill hole collar information for various targets zones within the Halilağa property.	44
Table 6. List of gold standards used at Halilağa.	50
Table 7 List of Cu standards used at Halilağa.	50
Table 8 Indicated and inferred resource of Alamos Gold’s Aği Daği Project.	55
Table 9 Proposed Halilağa budget for 2011.	63

LIST OF FIGURES
Figure 1 Location of Halilağa permit blocks.	13
Figure 2 Location of the Halilağa property, Western Turkey.	15
Figure 3 Simplified geological map of Biga Peninsula.	18
Figure 4 Simplified geological map of western Turkey showing distribution of Karakaya Complex and the ophiolitic rocks of the Izmir-Ankara suture zone.	19
Figure 5 (a) Simplified neotectonic map of Turkey showing major neotectonic structures (b) Major neotectonic structures of the Biga Peninsula.	21
Figure 6 Halilağa Geology.	23
Figure 7 Halilağa Alteration Map.	24

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Figure 8 Leapfrog model showing dimensions of the Kestane zone target. Leapfrog grade shells interpolated at 0.2, 0.3 and 0.5% copper.	29
Figure 9 3D Magnetic inversion of Halilga data.	37
Figure 10 Geological map of Halilağa property.	36
Figure 11 Rock geochemistry after 2008 sampling.	37
Figure 12 Vein measurements from Kestane outcrops.	39
Figure 13 Kestane target with drill collars, traces. MAG in the background.	40
Figure 14 Section 483350, Kestane target with showing the down dropping fault bound blocks of QFP.	40
Figure 15 Section 483350, Kestane target with showing the down dropping fault bound blocks of QFP.	42
Figure 16 Gold standard values with 2SD used at Halilağa.	51
Figure 17 Copper standard values with 2SD used at Halilağa.	51
Figure 18 Blank results (Gold_ppm).	52
Figure 19 Blank results (Copper_ppm).	52
Figure 20 Gold Duplicates.	53
Figure 21 Copper Duplicates.	53
Figure 22 Location of Halilağa and adjacent properties Pirentepe and Aği Daği.	55
Figure 23 2011 Grid Drilling proposal for Kestane.	64

LIST OF PHOTOS
Photo 1 Looking north at Kestane, Kunk Hill and Bakirlik.	27
Photo 2 B-Veins in outcrop with polished representative sample inset.	28
Photo 3 HD-1 with representative stained samples through the oxidized into the potassic zone, grade labels in red.	35
Photo 4 Chalcocite shallow supergene enrichment zone.	62

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Item 3	Summary
The Halilağa Exploration Property (“Halilağa”) is located 40 kilometres southeast of the city of Çanakkale between the villages of Halilağa and Muratlar on the Biga Peninsula, Northwestern Turkey (Figure 2). Access to the property is afforded by a series of good forestry roads from both these neighbouring villages.
Pilot Gold Inc’s (“Pilot Gold”) predecessor company Fronteer Gold Inc. (“Fronteer”) maintained numerous properties held in joint venture partnership with Teck Madencilik San.Tic.A.S. (“TMST”) in the Biga Peninsula area of North-western Turkey. This report is limited to the Halilağa group of 15 licenses totalling 7,230.17 hectares. The main area of interest — the Kestane Copper-Gold porphyry - is located at 483200E 4419200N UTM Central meridian 27 (ED50 datum) in the central part of the property.
The licenses and permits relating to the Halilağa property are held by Truva Bakir Maden Isletmeleri A.S. (“Truva Bakir”), which is the legal JV entity set up to hold the Halilağa property. Through an arrangement agreement between Pilot Gold, Fronteer, and Newmont Mining, whereby Newmont Mining agreed to acquire all the issued and outstanding shares of Fronteer, Pilot Gold was ‘spun out’ as a new company and now owns 40% of the share capital of Truva Bakir and TMST owns 60%.
During 2004, Fronteer signed a letter of intent with TMST to acquire a 100% interest in five gold properties located in Western Turkey. Fronteer completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, and signed Letters of Agreement on three properties; the Aği Daği Property; the Kirazli Property; and the Biga Properties respectively.
Under the terms of the option agreements, the Fronteer was required to issue to TMST a total of US$500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Aği Daği property, 200,000 common shares to the Kirazli property and 111,930 common shares to the Biga Properties. Subsequent to December 31, 2004, Fronteer issued the shares required for the Biga Properties, completing its initial commitment to issue shares for all five properties.
To earn a 100% interest in the Biga Properties, Fronteer was required to incur US$2,000,000 on exploration over four years, with a first year firm commitment of US$200,000. Upon earning 100% interest, TMST retained a Net Smelter Return Royalty of 1% on the properties. After an initial program by Fronteer, TMST gave notice of their

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
decision to earn-back into Halilağa on November 30, 2006. Total expenditure by TMST from November 30, 2006 to 31 December, 2008 was US$4,718,042 (Ceyhan, 2009).
The Halilağa property is located in the south-central part of the Biga Peninsula in Western Turkey. The geology of the peninsula is complex and characterized by various lithological associations made up of (i) basement metamorphic rocks, (ii) Permian and Mesozoic rock units, (iii) ophiolitic rocks, (iv)Tertiary (Eocene) units, (v) Neogene sediments, (vi) collisional to extensional Tertiary granitoids and rocks.
The Halilağa area is mainly underlain by volcano-sedimentary basement cover sequences of Oligo-Miocene age. The basement consists of schists and carbonates, which outcrop to the southeast of the Bakirlik area. The granodioritic batholith intrudes the basement rocks, including carbonates, and generates metasomatism and skarnification. The Kestane porphyry was emplaced into volcano-sedimentary sequence and produced hornfels halos around the Kestane area.
Halilağa alteration system covers a large area of more than 4 x 2 kilometres and displays all porphyry-related alterations including epithermal and skarn systems. The Kestane porphyry outcrops have potassic overprinted by phyllic alteration, whereas Kunk-Kumlugedik Hill-tops are characterized by silicification surrounded by argillic and further propylitic alteration. Skarn related alteration is located around the Bakirlik and Bostanlikbasi areas.
The Halilağa area is highly influenced and damaged by the presence of structures which relate to or which are part of the North Anatolian Fault System. The general architecture of the faults appears highly controlled by major ENE-WSW transtensional structures. Local transpression has been interpreted for the Kestane area producing the exhumation of the porphyry and older stratigraphy
The Halilağa property is interpreted to be single widespread mineralised system containing porphyry related copper-gold mineralisation, skarn and related high-sulphidation style gold mineralisation. At the Kestane porphyry, most quartz veins are B-type, averaging 5% of the rock by volume, but locally up to 20% and A-type veinlets are rare or difficult to recognize on outcrops.
Drilling within the Halilağa Property is summarized in Item 12 — Exploration. A total of 85 drill holes (including re-drills) totalling 25,125.7 metres has been drilled to date with most efforts directed towards the delineation of the Central Zone at the Kestane Copper-Gold Porphyry Target.
In March 2009, a Target Potential exercise was completed on the Kestane zone. At that time 28 drill holes had intersected significant widths of mineralized material. 16 of these

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
holes, in the shallow supergene enrichment zone, graded up to 1 g/t gold and 1% copper over 100 metres. These drill holes defined a zone of mineralization of approximately 1000 x 400 x 300 metres that dips gently to the east.
While there was clearly not enough data to define a Mineral Resource, the consistency and strong continuity of the data over significant extents allowed for a conceptual estimate of the target potential. Using a Leapfrog grade shell as a rough guide, drilling from 2007 to 2009 gave a potential range of tonnages from 250,000,000 to 350,000,000 tonnes of mineralized material, which remains open and untested to the north, south and east. (Grieve, 2009). At the time the target potential was estimated, the mean grade of all (4,728) samples taken from the Kestane zone was 0.24 g/t gold and 0.22% copper. Two meter composites within the Leapfrog grade shell average 0.32 g/t gold and 0.32% copper at zero cut-off, and, at 0.3 g/t gold and 0.2% copper cut-offs, the declustered mean grades increase to 0.57 g/t gold and 0.45% copper. Such a range of tonnages and grade suggest that the conceptual target potential of the Kestane zone could exceed 2 to 3 billion pounds of copper and 3 to 4 million ounces of gold.
Initial stage metallurgical test work was conducted in March 2007 by TMST on reject samples from the top 200 metres of HD-01 and HD-04 (TMST 2008). Results from the test work indicated that a final concentrate grade of 35-40% copper with 85-90% overall copper recovery is achievable with these ores using three stages of cleaning. Gold grades in the final concentrate should be about 25-30 g/t gold with overall gold recovery in the range of 65-70%.
The most recent work completed by TMST in 2009 and 2010 continues to define and expand the Kestane target.
A total of 5,774 metres of drilling was completed in 2009. Significant intersections were encountered including HD-45 which returned 308.1 metres @ 0.34 g/t gold & 0.30% copper and HD-38 which gave 103.0 metres @ 0.40 g/t gold & 0.70% copper. The drilling focused on further defining the limits of the Central Zone with step-outs to the north, south, and east. The 2009 drilling footprint increased the extent of the known mineralization to 1200 metres x 750 metres x 600 metres. The 2009 IP survey also outlined chargeability high 1.7 km long, striking E-W that mirrored an adjacent magnetic high and aided in planning the 2010 program.
A total of 9,199 metres of drilling were completed in 2010 (cut-off date for the purposes this report was Dec 10th , 2010). This drilling continued to delineate the extent of the copper-gold porphyry mineralization. Drill hole HD-54 returned an intercept of 646.5 metres @ 0.26 g/t gold & 0.33% copper representing the longest interval of copper-gold

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
mineralization to date at Halilağa. HD-54 successfully tested the northern margin of the intrusive and passed into a down-dropped block of QFP intrusive at depth .The southern margin of this same up-thrusted block was tested with HD-57 which returned 348.80 metres @ 0.28 g/t and 0.31 copper. Holes HD-56, HD-60 and HD-61 drilled into the hornfels aureole on the north and west side of the Kestane Zone also intersected anomalous molybdenum over long widths.
Regional exploration work undertaken in 2010 included a 50 line-km IP survey conducted over the southern half of the property. It was proposed as a follow-up to three rock samples which returned gold values between 500 ppb and 1000 ppb (the results of the survey were not available for this report).
Total expenditures from 2005-2010 for the Halilağa property are US$12,060,296. Metallurgical testing and petrographic sampling is ongoing. TMST also initiated an Environmental Base Line study over the Halilağa property, the details of which are included in Appendix 3.
Based on the ongoing success from the 2009 and 2010, further work is recommended to fully define the limits of the Central Zone at the Kestane Copper-Gold Porphyry and to bring it to resource stage through sufficient drilling
The recommendations for 2011 proposed by TMST to Fronteer are as follows:
•	Continued environmental baseline work.

•	Continued metallurgy testing.

•	Two phase drill program:
1)	Phase 1: 10,000 metres, January-June

2)	Phase 2: 10,000 metres, June-December
•	30 line km IP survey over the south eastern portion of the property.
The total 2011 budget for the above programme as proposed by TMST is US$4,600,000. The share of this budget to Pilot Gold will be US$2,060,800 (40% of US$4,600,000 plus 12% management fee).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Item 4	Introduction
This report on the Halilağa Property has been prepared by Ian R. Cunningham-Dunlop, P. Eng. at the request of Mark O’Dea, President of Fronteer, and Matthew Lennox-King, President of Pilot Gold. This report was commissioned by Pilot Gold and Fronteer to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1, in connection with the spin-out of Pilot Gold from Fronteer as part of the plan of arrangement pursuant to which Newmont Mining Corporation will acquire all of the common shares of Fronteer.
This report, prepared to a 43-101 compliant standard, presents an update on the exploration activities of TMST on the Halilağa Property in Western Turkey. The licenses relating to the Halilağa property are held by Truva Bakir Maden Isletmeleri A.S. (“Truva Bakir”), which is the legal JV entity set up to hold the Halilağa property. Through an arrangement agreement between Pilot Gold, Fronteer, and Newmont Mining, Pilot Gold now owns 40% of the share capital and TMST owns 60%.
This report has been prepared as on update on the exploration activities completed by the Joint Venture on the Halilağa property over the course of 2009 and 2010.
Sources of information and data contained in this report, other than the author’s direct observations, are cited in the text and referenced at the end of the report.
The gold values for work are reported as grams per metric tonne (“g/t”) unless otherwise indicated. Currency is reported in US dollars unless otherwise noted. All map co-ordinates are given as Turkish Co-ordinate System (UTM 6 Degree k=0.9996 — ED50), UTM Central Meridian 27 (ED50) co-ordinates.
I. R. Cunningham-Dunlop is a qualified person and has worked in his field of expertise for 27 years on gold exploration properties in Canada, United States, Argentina and Turkey. He has been employed by Fronteer since October 22nd, 2004 as Exploration Manager — Canada/Turkey and then Vice President — Exploration and has a thorough knowledge of the recent work on the TV Tower. He supervised the geological field work conducted by Fronteer in 2006 and has been on site during the current exploration programs conducted by TMST; most recently in July and November 2010. At the time of writing this report, the author currently serves as Vice President — Exploration for Fronteer and will take the new position of Chief Operating Officer for Pilot Gold. He is not independent with respect to the business activities of Fronteer or Pilot Gold.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Item 5 Reliance on Other Experts
A substantial amount of technical data on the exploration work performed on the Halilağa exploration property has been provided by TMST, the 60% owner of the project and current project operator. This material has been distributed to Fronteer and Pilot Gold in the form: of quarterly PowerPoint presentations, Excel spreadsheets, e-mail, and personal correspondence. This information has been used extensively throughout this report to document the ongoing exploration work. This material was prepared by in-house geological staff employed by TMST and also by in-house geological staff employed by TMST’s parent company, Teck Resources Ltd. (“Teck”). Given the reputation of TMST/Teck, and the long standing relationship between Fronteer and TMST/Teck, the author has no reason to doubt the validity of the work and has accepted it a face value.
Where the author has relied on non-qualified persons relating to other issues relevant to this technical report, a statement in the relevant section is made giving the author’s opinion on the validity of the data used and interpretations made.
Item 6 Property Description and Location
Pilot Gold’s predecessor company Fronteer maintained numerous properties held in joint venture partnership with TMST in the Biga Peninsula area of north-western Turkey. This report is limited to the Halilağa group of tenements (Table 1, Figure 1 and 2). The main area of interest — the Kestane porphyry Copper-Gold zone is located at 483200E 4419200N UTM Central meridian 27 (ED50 datum) in the central part of the tenement group
During 2004, the Fronteer signed a letter of intent with TMST to acquire a 100% interest in five gold properties located in Western Turkey. Fronteer completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Letters of Agreement on three properties; the Aği Daği Property, the Kirazli Property, and the Biga Properties respectively.
Under the terms of the option agreements, the Company was required to issue to TMST a total of US$500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Aği Daği property, 200,000 to the Kirazli property and 111,930 to the Biga Properties. Subsequent to December 31, 2004, the Company issued the shares required for the Biga Properties, completing its initial commitment to issue shares, for all five properties.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

To earn a 100% interest in the Biga Properties, Fronteer was required to incur US$2,000,000 on exploration over four years, with a first year firm commitment of US$200,000. TMST notified Fronteer of its decision to exercise its right to earn back its 60% interest in Halilağa on November 30, 2006, prior to Fronteer completing its earn in requirements by December 1, 2007, giving TMST a 60% interest in the property. Total expenditure by TMST from November 30, 2006 to 31 December, 2008 is US$4,718,042 (Ceyhan, 2009). TMST declined to earn an additional 10% interest in the Halilağa Project at a decision point on December 31, 2009.
The Halilağa project consists of 15 licences totalling 7230.17 hectares. Three licences (AR-83814, AR-84288, and AR-84289) reached their five year limit as exploration licences in November 2007. Applications were submitted by TMST at that time to convert them into exploitation licenses. Government inspectors from the Turkish Mining Bureau visited the site on March 14, 2009 to collect rock samples and start the conversion process. TMST expects the new licenses to be in hand by mid to late April 2011. The author is not aware that the properties have been surveyed, or that there is a requirement to do so. Mineralised zones are shown on figures and maps accompanying this report. There are no known mineral resources, mineral reserves, mine workings, existing tailing ponds, waste deposits or important natural features and improvements.
The author is not aware that the properties are subject to environmental liabilities other than those attached to drill site permits that have been, or may be issued in the future.
As background, Pilot (Fronteer) has provided the following information on the requirements to provide an Environmental Impact Assessment (EIA). An EIA must be filed for mining operations at Operation Stage Licenses within the following classes of land: forestry areas, hunting areas, special protection areas, national parks, agricultural areas, cultural protection areas, coastal areas, and tourism areas. The Halilağa property lies within forestry land and an EIA is not required to be lodged until after the drilling stage. Drilling, as defined by the relevant environmental regulations, does not require EIA reporting.
Upon grant of the forestry permits for drilling, the author is not aware of other permits that must be acquired to conduct the work proposed for the property.
Pursuant to the sale of Fronteer to Newmont Mining Company dated February 3, 2011 Fronteer’s 40% interest in Ortu Truva will be transferred in it’s entirety to Pilot Gold Ltd. (“Pilot Gold”), giving Pilot Gold a 40% ownership in TV Tower, as well as, a 40% interest in other individual licenses and groups of licenses as part of the Biga agreement with TMST within the Biga Peninsula area of north-western Turkey.

								IR		APP. DATE /VALID
		NAME OF		LICENSE	ACCESS		EXPLORATION	LICENSE	OWNER	UNTIL/CONVERSION
No	PROVINCE	PROPERTY	ACQ. DATE	AREA (Ha)	NUMBER	REGISTR. No	LICENSE NO	NO	NAME	PAYMENT DATE
1	CANAKKALE	BAYRAMIC-YANIKLAR	12-Nov-02	540.07	2230315	61654	AR-83814	pending	Teck Cominco	12-Nov-07
2	CANAKKALE	CAN-ETILI	19-Nov-02	629.67	1076684	61841	AR-84289	pending	Truva Bakir	22-May-19
3	CANAKKALE	BAYRAMIC-MURATLAR	19-Nov-02	1,464.28	1077626	61842	AR-84288	pending	Truva Bakir	21-May-19
4	CANAKKALE	BAYRAMIC-YANIKLAR	8-Apr-05	605.32	3052748	20050053			Truva Bakir	8-Apr-10
5	CANAKKALE	CAN	8-Mar-06	823.24	3074271	20061704			Truva Bakir	8-Mar-11
6	CANAKKALE	CAN	15-May-06	1,391.76	3080113	20064172			Truva Bakir	15-May-11
7	CANAKKALE	CAN	13-Jul-07	250.00	3129124	200707000			Truva Bakir	13-Jul-12
8	CANAKKALE	BAYRAMIC	13-Nov-07	686.20	3146197	200710081			Truva Bakir	13-Nov-12
9	CANAKKALE	BAYRAMIC	13-Nov-07	75.15	3146203	200710080			Truva Bakir	13-Nov-12
10	CANAKKALE	BAYRAMIC	13-Nov-07	404.10	3146206	200710082			Truva Bakir	13-Nov-12
11	CANAKKALE	BAYRAMIC	13-Nov-07	146.64	3146209	200710087			Truva Bakir	13-Nov-12
12	CANAKKALE	BAYRAMIC	13-Nov-07	128.09	3146212	200710083			Truva Bakir	13-Nov-12
13	CANAKKALE	BAYRAMIC	13-Nov-07	58.05	3146215	200710084			Truva Bakir	13-Nov-12
14	CANAKKALE	CAN	7-Mar-08	8.80	3167539	200801694			Truva Bakir	7-Mar-11
15	CANAKKALE	BAYRAMIC	7-Mar-08	18.80	3167537	200801695			Truva Bakir	7-Mar-11
15	Halilağa Total			7,230.17
Table 1. Halilağa tenure details as of 27 January, 2011.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Figure 1. Location of Halilağa permit blocks (generated by pilot Gold, 2011).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Item 7 Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Halilağa property is located 40 kilometres southeast of the city of Çanakkale between the villages of Halilağa and Muratlar on the Biga Peninsula, North-western Turkey (Figure 2). Access to the property is afforded by a series of good forestry roads from both these neighbouring villages.
The property is situated on a topographic high trending in an E-W direction for a distance of 4 kilometres with the Kestane porphyry located on the northern flank of the hill (Photo 1). The highest elevations on the property are approximately 550 metres with the Kestane zone exposed 350 metres.
The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. Temperatures range from 15 to 35 degrees Celsius in the summer season and -10 to 10 degrees Celsius in the winter months. The annual rainfall is approximately 30 centimetres, generally falling as mixed rain and snow in late fall and winter. Year-round access to the properties for field exploration is unrestricted due to weather; however, snow falls during winter may restrict vehicle movement.
The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the Town of Çan. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.
Local labour is employed from nearby villages. There is no exploration infrastructure located within the properties.
No assessment of the sufficiency of surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites has been undertaken as part of this report.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared
for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

BULGARİSTAN
YUNANİSTAN
MARMARA DENİZİ
EGE DENİZİ
EDİRNE
KIRKLARELİ
TEKİRDAĞ
İSTANBUL
KOCAELİ
SAKARYA
YALOVA
BURSA
BİLECİK
ESKİŞEHİR
ÇANAKKALE
Halilağa
BALIKESİR
KÜTAHYA
MANİSA
İZMİR
UŞAK
AFYON
İŞARETLER
LEGEND
Otoyollar
Motorways
İnşaa halinde otoyollar
Motorways in construction
Devlet yolları
State roads
İl yolları
Provincial roads
Bölünmüş yollar
Multi lane roads
Beton asfalt yollar
Concrete asphalt roads
Satıh kaplamalı yollar
Surface treatment roads
Stabilize yollar
Unpaved roads
Toprak yollar
Eart roads
Ham yollar
Footpath
Devlet yolu K.K.No
State road C.S. number
İl yolu K.K.No
Provincial road C.S. number
Ara uzaklıklar (Km)
Distance (Km)
Dağ geçidi ve yüksekliği
Mountain pass and altitude
Devlet sınırı
International boundary
İl sınırı
Province boundary
KGM Bölge sınırı
KGM division boundary
Şube sınırı
Section boundary
İl merkezi
Province center
İlçe merkezi
County seat
Bucak merkezi
Township
Köy ve mevki
Village
Bölge merkezi
Division center
Şube merkezi
Section center
Bakımevi
Maintenance center
Refüj alanı
Refuge center
KONYA
ELAZIĞ
8
ÖLÇEK
SCALE

Figure 2. Location of the Halilağa, Western Turkey, (Grieve, 2009).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Item 8 History
The author, and Pilot Gold (Fronteer), are not aware of any prior ownership of the Halilağa property other than that described in the section on Exploration (Item 12).
The author is not aware of any previous mineral resource or reserve estimates or mineral production from the property.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared
for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Item 9 Geological Setting
Regional Geology
The Halilağa property is located in the south-central part of the Biga Peninsula in Western Turkey. The geology of the peninsula is complex and characterized by various lithological associations made up of (i) basement metamorphic rocks, (ii) Permian and Mesozoic rock units, (iii) ophiolitic rocks, (iv)Tertiary (Eocene) units, (v) Neogene sediments, (vi) collisional to extensional Tertiary granitoids and associated volcanic rocks (Figure 3). A glossary of terms is included in Appendix 1.
Metamorphic rocks occur in three distinct associations:
(1) The Çamlica metamorphics. These occur as a NE-SW-trending strip of quartz-mica schists (Kemer unit) with calc-schist, quartzite and amphibolite horizons.
(2) Kazdağ Massif. The second group of metamorphic rocks is exposed in the Kazdağ mountain range and consists of high-grade metamorphic rocks (amphibole-bearing gneisses with marble intercalations, meta-ophiolite, marble and gneiss).
(3) Karakaya Complex. This group comprises two distinct lithologic associations: (a) a strongly deformed greenschist facies metamorphic sequence of metabasites intercalated with phyllite and marble accompanied by minor amounts of metachert, metagabbro and serpentinite. (b) a thick series of low grade metamorphic rocks.
These rocks are, in turn, unconformably overlain by weakly-deformed Jurassic-Lower Cretaceous sandstones and limestones. The sequence includes: (i) Triassic terrigeneous to shallow marine clastic sedimentary rocks; (ii) Middle to Upper Jurassic platform-type neritic limestones; (iii) Lower Cretaceous pelagic limestones and (iv) Upper Cretaceous-Palaeocene volcanic and sedimentary rocks.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Figure 3. Simplified geological map of Biga peninsula, (Grieve, 2009)
West of the Kazdağ Massif, Late Cretaceous to Palaeocene oceanic accretionary melange tectonically overlies the Kazdağ metamorphic rocks along a low-angle detachment fault / shear zone. The Kazdağ Massif, the shear zone and the accretionary melange are intruded by a late Oligocene pluton. The Çetmi Melange, the Karakaya Complex, the Kazdağ Massif and Jurassic-Lower Cretaceous are unconformably overlain by the Miocene lacustrine sediments and volcanic rocks (Figure 4). All these rocks are, in turn, unconformably overlain by the fluvial and alluvial sediments of Plio-Quaternary age.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Figure 4. Simplified geological map of western Turkey showing the distribution of
Karakaya Complex and the ophiolitic rocks of the Izmir-Ankara suture zone,
(Grieve, 2009)
Neogene calc-alkaline plutonic and associated volcanic rocks form the most widespread rock units in the Biga Peninsula. The field relations, geochemical and geochronological data suggest that magmatic activity commenced with intrusion(s) of granitoids, coeval with an initial phase of volcanic activity, and continued with a second phase of volcanism. Apart from large plutonic bodies, there are several small-scale granitoid rocks in the region. They were emplaced mostly into the basement metamorphic rocks and associated volcanics and generated well-developed high temperature metamorphic aureoles. The available geochronological data (K-Ar and Rb-Sr ages on mica) suggest that the age of these plutonic rocks ranges from 20.3 Ma to 45.3 Ma, but with a tight cluster between 20.3 Ma and 25.0 Ma.
The volcanic rocks appear to be associated with plutonic rocks both in space and time. K-Ar and Rb-Sr ages of the volcanic rocks range from 15 Ma to 34 Ma. The Neogene

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

volcanics display two distinct associations which are commonly considered as lower and upper volcanic associations. The lower volcanic association is composed mainly of andesite and dacite lavas, and associated pyroclastic rocks. They are intercalated with the sedimentary rocks. The upper volcanic association is represented by a sequence of andesite, latite, rhyolite, basaltic andesite, basaltic trachyandesite lavas and the associated pyroclastic rocks that alternate with (coal-bearing) lacustrine sediments. The rhyolite occurs as small domes and lavas.
The upper sequence of volcanic rocks is unconformably overlain by coarse- to finegrained clastic rocks, and lacustrine limestones and mudstones; that were deposited within E-W-trending fault bounded basins.
Regional Structural Geology
The structural geology of the Biga Peninsula is complex and poorly understood. One of the main difficulties arises from the fact that the region is subject to active dextral strike-slip faulting and N-S continental extension. In fact, the region forms a transition between two active tectonic structural styles and many of the active structures reflect the interaction between strike-slip and normal faulting. Nevertheless, the active geologic structures of the region fall, based on their orientation, into three distinct groups:
     i) NW-SE faults,
     ii) NE-SW faults,
     iii) E-W faults.
Among these, the most prominent faults are a number of NE-SW-trending dextral strike-slip fault systems that represent the branches of the North Anatolian Fault Zone in the Biga peninsula (e.g., Yenice-Gönen and Etili faults, (Figure 5). The second group of prominent structures are approximately E-W-trending normal faults. They commonly occur along the northern margin of the Gulf of Edremit and along the southern margin of Lake Manyas. There are less prominent NW-SE-trending faults which are interpreted as synthetic Riedel shears of the North Anatolian Fault Zone.
NE-SW-trending faults controlled both the sedimentation and volcanic activity during the Oligocene-Early Miocene period when the so-called lower volcanic association and coeval sediments were deposited. It is suggested that Late Miocene Ezine alkaline basalts are common along E-W-trending normal faults, thus suggesting a possible feeder relationship.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Figure 5 (a) Simplified neotectonic map of Turkey showing major neotectonic structures.
(b) Major neotectonic structures of the Biga Peninsula, (Grieve, 2009).
Detailed Geology of the Halilağa Property
The Halilağa area is mainly underlain by volcano-sedimentary basement cover sequences of Oligo-Miocene age. The basement consists of schists and carbonates, which outcrop to the southeast of the Bakirlik area. The granodioritic batholith intrudes the basement rocks, including carbonates, and generates metasomatism and skarnification.
The Kestane porphyry was emplaced into volcano-sedimentary sequence and produced hornfels halos around the Kestane area.
The following descriptions of the geology and alteration of the area are mainly based on P. Grieve (2006) mapping (Figure 6) and listed from younger to older units.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Colluvium
The prospect area is extensively covered by colluvium, particularly on the steeper slopes of Kunk Tepe, Guvemtasi Tepe, Tasyatak Tepe, and Kumlugedik Tepe. In road cuts this colluvial cover can be up to 2 to 3 metres thick, reducing the total exposure of bedrock outcrop across the property to less than 5%. The geology and alteration maps do not show this cover and are an interpretation of the underlying lithologies.
Polymictic Conglomerate
Polymictic conglomerates are widely distributed, particularly in the NW of the area. The conglomerate consists of rounded to sub-rounded clasts of silicified tuff, porphyritic volcanics, and vein quartz in a chlorite/epidote altered matrix. The timing relationships are not clear. The quartz clasts are possibly sourced from the granites to the southeast of Halilağa.
Quartz-porphyry
Quartz-porphyry intrusive is well exposed in the Kestane Zone. Previous soil sampling in the area has given results up to 1265 ppb gold. Quartz phenocrysts are commonly preserved. To the west, the porphyry appears to be more phyllically altered (+/- argillic and silica) and the style of veining is restricted to E-W striking veins of coarse saccharoidal quartz up to about 30 centimetres in width. Skarn subcrop and float are spatially related to the porphyry, and occur as large float blocks and smaller fragments associated with an old mining pit. This occurrence may indicate the presence of a melange zone at the northern margin of the porphyry. The porphyry also appears to have hornfelsed clastic sediments to the west which are strongly pyritised.
Volcanics / Subvolcanics
The dominant units of the mapped area are andesitic volcanics and sub-volcanics and a feldspar-hornblende intermediate felsic sub-volcanic with a significant quartz component. Part of the andesite unit includes tuffs implying, at least in part, an extrusive origin. Where the tuffs can be mapped over larger areas they have been identified on the geological map as a separate unit.
Inferred discontinuities between the tuff units and the andesite / tuff sequence, and the feldspar-hornblende-quartz volcanics as shown on the maps define a NW-SE trending structural lineament, along which the Kestane quartz-porphyry and its associated alteration were emplaced.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Andesitic Tuffs
This unit forms part of the same volcanic pile as the andesite lavas. However, where enough outcrops are present they are depicted on the interpreted geology map as andesitic tuff.
Quartzites and carbonates
Basement clastic and carbonate sediments in the vicinity of historic mining activity at Kumlugedik Tepe have been propylitically altered (chlorite, epidote, actinolite, quartz) as determined by thin section analysis.
Schistose basic volcanics and sediments
Scattered float on Bakirlik Tepe of unmineralised schistose basic volcanics and sediments likely represent the Palaeozoic basement lithologies of the Biga Peninsula, although no outcrops have been observed.
Figure 6. Halilağa Geology (Grieve, 2006).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Alteration
Halilağa alteration system covers a large area of more than 4 x 2 kilometres and displays all porphyry related alterations including epithermal and skarn systems. Kestane porphyry outcrops have potassic overprinted by phyllic alteration, whereas Kunk-Kumlugedik Hill-tops are characterized by silicification surrounded by argillic and further propylitic alteration (Figure 7). Skarn related alteration is located around the Bakirlik and Bostanlikbasi areas.
Figure 7. Halilağa Alteration Map, (Grieve, 2009).
The details of alteration styles are described below:
Propylitic / Sub Propylitic
Basement units in the vicinity of historic mining activity at Kumlugedik Tepe have been propylitically altered (chlorite, epidote, actinolite, quartz) as determined by thin section analysis. Sub-propylitic alteration of the volcanics and sub volcanics is typically weak to moderate in intensity, pervasive and preserves texture. The occurrence of chlorite, smectite, and varying degrees of carbonate and pyrite define this alteration zone at Halilağa and grades out to unaltered lithologies to the NE and SW.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Argillic
A broad zone of argillic altered andesitic volcanics and tuffs is developed about the advanced argillic alteration zones forming the higher ground along the Kunk Tepe-Guvemtasi Tepe-Tasyatak Tepe ridge line. Typically the alteration preserves texture with feldspars altering to kaolin and smectites; and the groundmass being replaced by varying degrees of silica. The best exposures of this style of alteration are found in excavations for spring water on the NE flanks for Guvemtasi Tepe.
Advanced Argillic (Quartz-Alunite)
Alteration along the NW trending ridge lines of Guvemtasi Tepe and Tasyatak Tepe demonstrate distal alteration away from the inferred fluid source of the quartz porphyry at Kestane with an alteration zonation from quartz-alunite altered andesites at Guvemtasi to near complete silica replacement of tuffs and volcanics at Tasyatak Tepe. This zone is inferred to represent the distal outflow of acidic fluids from the porphyry source. Previous rock chip sampling along this zone demonstrates that this fluid phase resulted in deposition of anomalous (<1 ppm) gold. Soil sampling results gave localised anomalies with respect to gold, bismuth, and mercury but was not anomalous in terms of base metals.
Commonly the quartz-alunite alteration is cut by millimetre scale goethite-hematite veinlets generally trending NNE which are well exposed in saw cut channels. This later oxidising event may have elevated grades; however more detailed sampling is needed to determine this.
Silica-Pyrite
Texture preservative and pervasive silica-pyrite alteration is mapped in the SW portion of the property within andesites and a felsic porphyritic volcanics (probably of dacite composition). A surficial argillic alteration zone has developed on weathered outcrops due to the oxidation of pyrite. The silica pyrite alteration is inferred to be an early stage of alteration resulting from moderate temperature sulphur rich and metal poor fluids derived from a porphyry intrusion. Rock sampling has been limited in this area; however, soil sampling shows that this area is not anomalous with respect to gold. Later higher temperature and more saline fluids resulted in gold deposition associated with the advanced argillic alteration developed along NW tending zones as described above. In this model, the advanced argillic alteration post-dates and cuts the earlier silica pyrite alteration.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Silicic
Texturally destructive silica replacement of tuffs and volcanics occurs on Tasyatak Tepe. The zone here dips steeply to the NE and is approximately 25 metres thick in outcrop.
Phyllic
The quartz porphyry located in the Kestane Zone is phyllically altered (sericite and pyrite) although near-surface it is commonly overprinted by supergene argillic alteration.
Potassic
The Kestane porphyry is dominated by potassic alteration (biotite, K feldspar and magnetite). The highest gold and copper grades in core are associated with early biotite + abundant magnetite (5-8%) + chalcopyrite associated with A- and B-quartz veins (Photo 3). Chalcopyrite, in some cases accompanied by trace amounts of pyrite, is the dominant sulphide in the potassic alteration. Bornite was looked for but not found.
Detailed Structural Geology
The Halilağa area is highly influenced and damaged by the presence of structures which relate to or which are part of the North Anatolian Fault System. The general architecture of the faults appears highly controlled by major ENE-WSW transtensional structures. Local transpression has been interpreted for the Kestane area producing the exhumation of the porphyry and older stratigraphy. The trends and cross-cutting relationships of these structures are shown in Figure 4 and.
The ongoing transtensive kinematics have reactivated pre-existing extensional structures within zones of ~N60E to EW orientation. Within this regional transtension regime local restraining and releasing bends and oblique extensional relay ramps could represent key elements which increase structural permeability controlling the emplacement of porphyry, meso- and epithermal mineral deposits.
A first approach on a regional interpretation suggests that the north-tilting of the pre-quaternary geology could be due to Late Tertiary to recent kinematics of the major transtensive ENE-WSW structures. These structures could also have constitutive boundaries for Tertiary volcano sedimentary depocenteres by accommodating several asymmetrical and sub-parallel grabens. All post-basement volcano-sedimentary sequences show a clear tilting to the NW, N and NE by 20 to 35 degrees which increases in the vicinity of a major structure.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 10 Deposit Types
The Halilağa property is interpreted to be single widespread mineralised system containing porphyry related copper-gold mineralisation, skarn and related high-sulphidation style gold mineralisation.
Item 11 Mineralization
Magmatic-hydrothermal processes related to hypabyssal quartz diorite to quartz monzonite intrusions have resulted in a) porphyry copper-gold (proximal, Kestane), b) epithermal gold (distal, Kunk Hill) and c) skarn gold-silver+/-base metal mineralization (Bakirlik) in and near Halilağa (Photo 1).
Porphyry Mineralization
At the Kestane porphyry, most quartz veins are B-type, averaging 5% of the rock by volume, but locally up to 20% (Photo 2), and A veinlets are rare or difficult to recognize on outcrops. The fact that B-veins, shreddy biotite, and D-veins can be recognized in outcrop is significant because these indicate the presence of moderately intense potassic alteration with a moderate sericitic overprint. Given the tendency for the best grades in porphyry Copper- Gold deposits to be associated with potassic alteration associated with abundant quartz veins, the possibility of high primary grades in chalcopyrite or chalcopyrite-bornite (±magnetite) assemblages can be inferred from these outcrops. Additionally, the moderate degree of sericitic alteration suggests that chalcocite enrichment below the leached cap might be present because acidic conditions at the water table favour chalcocite rather than copper-oxides, silicates and carbonates (Einaudi, 2007).
Photo 1. Looking south at Kestane, Kunk Hill and Bakirlik.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Photo 2. B-Veins in outcrop with polished representative sample inset.
The drilled foot print of gold mineralization at Kestane is approximately 800 x 1600 metres in the east west direction. Porphyry style gold and copper mineralization as been intersected in drilling to a depth of approximately 500 metres.
Epithermal — High sulphidation
At Kunk Hill, ENE- and ESE- trending ridges are capped by extensive areas of silicified volcanic rocks. These “lithocaps” are formed by massive to vuggy silica (quartz and alunite), extensive areas of strong limonitic breccias, and argillic to advanced argillic alteration, which are the host for high sulphidation gold mineralization.
Skarn Mineralization
At Bakirlik, (4 kilometres ESE of Kestane) copper-bearing garnet skarn is present. It occurs in carbonaceous limestone near the contact with a quartz monzonite intrusion. Whether the Bakirlik occurrence is the same age as Kestane remains to be determined.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Kestane target potential (2009)
In March 2009, a Target Potential exercise was completed on the Kestane zone. At that time 28 drill holes had intersected significant widths of mineralized material. 16 of these holes, in the shallow supergene enrichment zone, graded up to 1 g/t gold and 1% copper over 100 metres. These drill holes defined a zone of mineralization of approximately 1000 x 400 x 300 metres that dips gently to the east (Figure 8).. A loosely defined Leapfrog grade shell of this mineralization at a 0.2% copper cut-off shows the approximate shape of the currently known mineralized zone. Another 16 drill holes have been completed at Kestane since that time to test the margins of the zone.
Figure 8. Leapfrog model showing dimensions of the Kestane zone target.
Leapfrog grade shells interpolated at 0.2, 0.3 and 0.5% copper, (Grieve, 2009).
While there was clearly not enough data to define a Mineral Resource, the consistency and strong continuity of the data over significant extents allowed for a conceptual estimate of the target potential. Using this Leapfrog grade shell as a rough guide, drilling from 2007 to 2009 gave a potential range of tonnages from 250,000,000 to 350,000,000 tonnes of mineralized material, which remains open and untested to the north, south and east. (Grieve, 2009).
At the time the target potential was estimated, the mean grade of all (4,728) samples taken from the Kestane zone was 0.24 g/t gold and 0.22% copper. Two metre composites within the Leapfrog grade shell average 0.32 g/t gold and 0.32% copper at zero cut-off, and, at 0.3 g/t gold and 0.2% copper cut-offs, the declustered mean grades

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
increase to 0.57 g/t gold and 0.45% copper. Such a range of tonnages and grade suggest that the conceptual target potential of the Kestane zone could exceed 2 to 3 billion pounds of copper and 3 to 4 million ounces of gold.
“This target range is expressly not to be represented or misconstrued as an estimate of Mineral Resources or Ore Reserves. The terms Resource(s) or Reserve(s) can not be used for the Kestane target potential due to the early stage of exploration at this time. The statements above that refer to potential quantity and grade of the target have been expressed as ranges and have included a detailed explanation of the basis for the statement. Further, it is stated that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the determination of a Mineral Resource, “Christopher. P Lee” (Grieve., 2009)

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Table 2. Significant drill intercepts from the Halilağa property
Halilağa Central Zone drill results (2006-2010)

				Gold	Copper
Hole No.	From (m)	To (m)	Interval (m)	(g/t)%
HRC-02	0.00	145.50	145.50	0.36	0.34
Including	0.00	78.00	78.00	0.48	0.47
Including	4.50	25.50	21.00	0.69	0.92
HRC-3	0.00	100.50	100.50	0.20	0.20
Including	9.00	16.50	7.50	0.51	0.75
HD-01	0.00	298.20	298.20	0.50	0.53
Including	0.00	105.40	105.40	1.03	1.03
Including	0.00	23.85	23.85	0.83	0.06
Including	23.85	49.60	25.75	0.93	2.14
HD-02	0.00	292.80	292.80	0.40	0.35
Including	15.00	91.40	76.40	0.59	0.63
Including	15.00	32.00	17.00	0.73	1.04
Including	81.30	91.40	10.10	1.35	1.18
HD-03	0.00	242.90	242.90	0.14	0.16
Including	101.80	109.70	7.90	0.46	0.24
HD-04	0.00	320.40	320.40	0.40	0.48
Including	0.00	22.30	22.30	0.52	0.04
Including	22.30	84.80	62.50	0.91	1.34
HD-05	No reportable intercepts
HD-06	0.00	279.10	279.10	0.13	0.13
HD-7A	61.30	302.50	241.20	0.30	0.22
Including	263.50	273.50	10.00	0.52	0.35
HD-08	167.20	434.50	267.30	0.50	0.26
Including	248.00	381.05	133.05	0.69	0.34
Including	258.30	302.20	43.90	0.93	0.41
HD-13	80.60	97.60	17.00	0.86	0.60
Including	83.40	97.60	14.20	1.00	0.57
HD-13A	97.00	479.95	382.95	0.41	0.34
Including	97.00	240.00	143.00	0.72	0.50
Including	106.60	212.40	105.80	0.87	0.59
Including	106.60	139.00	32.40	1.29	0.78
Including	180.50	209.30	28.80	0.97	0.68
HD-14	0.00	278.20	278.20	0.41	0.47
Including	0.00	211.25	211.25	0.51	0.58
Including	0.00	100.20	100.20	0.66	0.80
Including	0.00	14.30	14.30	1.49	0.06
Including	14.30	39.10	24.80	0.96	2.42
HD-15	Abandoned due to ground conditions
HD-15A	Abandoned due to ground conditions
HD-16	0.00	314.20	314.20	0.29	0.24
Including	0.00	190.20	190.20	0.38	0.29
Including	54.90	171.80	116.90	0.48	0.35
Including	54.90	133.60	78.70	0.55	0.40
Including	54.90	85.70	30.80	0.72	0.54
HD-36	No reportable intercepts

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

	From	To	Interval	Gold	Copper
Hole No.	(m)	(m)	(m)	(g/t)%
HD-37	3.00	183.00	180.00	0.72	0.67
Including	4.20	47.60	43.40	1.11	1.25
HD-38	8.00	111.00	103.00	0.40	0.70
Including	14.00	36.30	22.30	0.62	1.92
and	335.00	482.10	147.10	0.18	0.20
HD-39	41.40	137.00	95.60	0.31	0.25
Including	47.00	70.00	23.00	0.45	0.34
HD-40	23.10	425.00	401.90	0.25	0.27
Including	23.10	110.00	86.90	0.31	0.28
HD-41	7.00	166.50	159.50	0.59	0.50
Including	7.00	42.00	35.00	0.86	0.83
HD-42	250.30	393.50	143.20	0.41	0.27
Including	256.00	262.00	6.00	1.15	0.73
HD-42D*	260.00	401.00	141.00	0.40	0.25
Including	306.60	350.00	43.40	0.55	0.36
Including	324.60	344.00	19.40	0.65	0.46
And	414.50	450.50	36.00	0.19	0.15
And	566.45	614.00	47.55	0.15	0.18
HD-43	Abandoned due to ground conditions
HD-43A	Abandoned due to ground conditions
HD-44	48.80	176.00	127.20	0.36	0.28
Including	68.00	105.80	37.80	0.45	0.34
HD-45	103.20	411.30	308.10	0.34	0.30
Including	204.60	334.50	129.90	0.45	0.35
Including	323.50	334.50	11.00	0.67	0.51
HD-46	13.00	154.00	141.00	0.23	0.27
Including	18.10	33.40	15.30	0.19	0.71
And	278.30	292.50	14.20	0.22	0.26
HD-47	Abandoned due to ground conditions
HD-48	Abandoned due to ground conditions
HD-49	14.60	300.10	285.50	0.32	0.31
Including	75.90	182.80	106.90	0.46	0.41
Including	110.00	123.50	13.50	0.86	0.56
HD-50	0.00	253.30	253.30	0.28	0.31
Including	9.20	29.00	19.80	0.43	1.29
HD-51	Abandoned due to ground conditions
HD-52	Abandoned due to ground conditions
HD-53	Abandoned due to ground conditions
HD-54	0	646.5	646.5	0.26	0.33
including	0	392.8	392.8	0.32	0.41
including	4.5	111.3	106.8	0.65	0.89
including	15.7	111.3	95.6	0.59	0.99
including	17	50	33	0.63	1.5
and including	502.8	646.5	143.7	0.21	0.23
HD-55	Abandoned due to ground conditions
HD-57	0.00	348.80	348.80	0.28	0.31
including	7.10	123.20	116.10	0.43	0.55
including	7.10	34.50	27.40	0.47	1.22

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

	From	To	Interval	Gold	Copper
Hole No.	(m)	(m)	(m)	(g/t)%
HD-58	Abandoned due to ground conditions
HD-59	Abandoned due to ground conditions

HD-63	Abandoned due to ground conditions
HD-63A	Abandoned due to ground conditions

*	HD-42D was a re-drill of HD-42 which terminated prematurely at 393.50m due

To poor ground conditions.

All true widths are 80-90% of reported widths unless otherwise stated.

All intervals of no sampling have been assigned zero grade for the purposes of compositing.

Composites were calculated at 0.5, 1.0 and 2.0 gold equivalent cut-offs using $1000/oz gold and $3.00/lb copper.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 12 Exploration
Historic Work
The government General Directorate of Mineral Research and Exploration of Turkey (MTA) conducted a regional scale exploration program over the Biga Peninsula between 1988-1991. In the vicinity of the Halilağa village, MTA located zones of silicification and argillic alteration north of Halilağa (Halilağa North). Samples returned gold values (> 0.5 g/t gold in rock). MTA drilled 2 core holes, one of which intersected 0.58 g/t gold over 13.85 metres.
In 1997, TMST collected several rock chip samples from silicified outcrops at Halilağa North and at Kumlugedik Hill. The highest grade sample from Halilağa North returned 1.17 g/t gold and the highest grade sample from Kumlugedik contained 2.2. g/t gold.
In 1998, a total of 293 soil samples were collected from the Kunk-Kumlugedik lithocap. The anomalous gold in soil results highlight zones east of Kumlugedik and Guvemtasi Hills.
In 2005-2006, Fronteer-TMST conducted an exploration program consisting of mapping, surface geochemical sampling, a pole-dipole IP survey and a ground magnetic survey (Table 4). A drill program was initiated at Halilağa on November 15, 2006 under the supervision of Fronteer staff. Since January 2007 the program has been operated by TMST.
The soil and rock chip sample results highlight the porphyry related mineralization of the Kestane zone. Rock chip sampling of oxidised and leached outcrops in the Kestane Zone area returned 19 samples (out of 40 collected) with gold values greater than 1.0 g/t gold.
At Halilağa 39.5 line kilometres of IP Chargeability / Resistivity and 43.5 line kilometres of ground magnetic surveying were also conducted. These surveys identified a coincident high chargeability and high magnetic anomaly associated with the Kestane Zone.
In 2007, geological mapping of the Central zone to both the northwest and to the southeast to include the Bakirlik Hill area was completed at a scale of 1/10,000. In addition, extensive soil, rock chip and silt orientation sampling programs were carried out during 2007. The soil results show that strong surface geochemical anomalies are not only restricted to the Kestane area, but also occur to the southeast at Bakirlik and in the central and southern parts of the property.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
In 2007, an extensive pole-dipole IP survey and ground magnetic survey was carried out. A total of 63.45 line kilometres of IP and 263.2 line kilometres of ground magnetics were completed (Table 4).
Subsequent 3D magnetic modelling of the data by TMST (Figure 9) shows a large magnetic body at depth comes to surface in the Kestane porphyry area. Numerous other near surface apotheoses are shown in the area east and west of Kestane and all are considered to have the potential for hosting copper-gold porphyry style mineralization with associated magnetite.
Figure 9. 3D Magnetic Inversion of Halilağa data.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Twenty diamond holes (including 4 abandoned holes) totalling 5950 metres and three reverse circulation holes totalling 396 metres were completed during 2007 (Table 5).
A total of 17 holes (15 diamond, 2 RC) totalling 4756.1 metres were drilled at Kestane. Almost all 2007 drill holes at Kestane zone intersected porphyry style gold-copper mineralization with economic grades e.g. HD-01: 1.03 g/t gold and 1.03% copper over 105.4 metres (Photo 3). A 25-metre thick chalcocite blanket (grading about 2% copper) was intersected close to the surface in holes HD-01, HD-02, HD-04, and HD-14 that were drilled in 2007.
Photo 3. HD-1 with representative stained samples through the oxidized into the potassic zone, grade labels in red.
A total of six holes (five diamond, one RC) totalling 1589.9 metres were drilled at Kunk-Kumlugedik zone. The holes intersected either narrow low grade gold mineralization (HD-09, HD10) or no significant mineralization (HD-11, HD-12, HD-12A, and HRC-01), (Table 2).
In 2008, Matias Sanchez (Sanchez, 2008) regionally mapped the Halilağa property as a part of his Ph.D. thesis (Figure 10). The map includes lithologies, alteration and detailed structural information.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Figure 10. Geological map of Halilağa property (Sanchez, 2008)
A total of 566 rock samples were collected from selected areas (Figure 11).
The 2008 rock geochem highlighted three new targets;
•	Kunk North (>0.5 g/t gold) is part of the Kunk Hill lithocap where strongly silicified, locally vuggy and brecciated volcanics.

•	Kumlugedik Hill (>1.0 g/t gold) has numerous float samples of silicified and quartz veined (more epithermal- low temperature) meta-sediments, volcano sediments.

•	Madendere (>0.2 g/t gold) has porphyry style alteration characterized by strong quartz sericitic sub-volcanics with a few millimetre thick quartz veins (B-type?). The size of the selectively sampled is 2 km by ~200m.
In addition to these areas, additional gold-copper rock geochemistry at Kizilciktasi, Osmaniye and Yaniklar were identified (Ceyhan et at., 2009).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Figure 11. Rock geochemistry after 2008 sampling, (Grieve, 2009).
Drilling in 2008 consisted of 20 diamond holes (including one abandoned hole) totalling 4,051 metres were completed during that period (Table 5).
A total of nine samples (Table 3) from the holes drilled at Kestane and Bakirlik zones were petrographically and mineralogically analyzed by G. Kuşcu (Kuscu, 2008).

Hole No	Depth (m)	Sample No
HD-1	291	708983
HD-7A	107.9	708984
HD-8	236.9	708985
HD-19	182.8	708989
HD-20A	203.7	708991
HD-21	88.7	708977
HD-22	13.6	708997
HD-23	47.5	708975
HD-22	77.4	708998
Table 3. Petrographic analysis samples.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Trenching on Kumlugedik Hill was carried out to explore the source of mineralized boulders around a linear NE trending (?) depression. A total of 91 rock-chip samples were collected in the soil cover and 23 of them returned with values of 1% to 9.5% lead with 577 g/t silver. A few samples also returned with anomalous gold, up to 1.9 g/t.
A program of detailed outcrop mapping and detailed vein measurements were carried out on the Kestane outcrops, utilizing Anaconda-style detailed mapping in conjunction with a review of the property by Marco Einaudi (Einaudi 2007). A total of 2,556 vein measurements were taken and measurements indicate three main vein sets; EW, NNE-SSW, NW-SE (Figure 12);
Figure 12. Vein measurements from Kestane outcrops. (Einaudi 2007).
Surveying of the property during the 2008 drill program was done in the UTM coordinate system (UTM Zone 35 in ED 50). All forestry drill roads and drill collar locations were surveyed electronically.
Recent Exploration
A total of 5,774 metres of drilling were completed on the Halilağa property in 2009. Drilling focused on further defining the limits of the Kestane target with step outs to the north, south and east. The 2009 drilling foot print increased the extent of the known Kestane mineralization to 1200 metres x 750 metres x 600 metres, (Figure 13). Significant intersections were encountered in HD-41: 159.5m @ 0.59 g/t gold, 0.50% copper, HD-45: 308.1m @ 0.34 g/t gold, 0.30% copper and HD-38: 103.0m @ 0.40 g/t gold, 0.70% copper, other significant drill intervals are found in Table 2. The near surface chalcocite blanket encountered in HD-01 was also encountered ~800m to the east. A series of consistently eastward, down dropping fault bound blocks are illustrated in Figure 14 and

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Figure 14. An E-W trending 21 line km IP survey was undertaken to provide further guidance to the drilling. A chargeability high with consistent readings over 20mV/Vis mirrors the MAG high and increases the strike of the target area to 1.7 km (E-W)
Figure 13. Kestane target with drill collars, traces. MAG in the background, (TMST, 2010).
Figure 14. Section 483350, Kestane target with showing the down-dropping fault bound blocks of QFP (TMST, 2010).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
A total of 9,199 metres of drilling were completed in 2010 (cut-off date for the purposes of this report was Dec 10th, 2010). This drilling continued to delineate the extent of the copper-gold porphyry mineralization. Drill hole HD-54 returned an intercept of 646.5 metres @ 0.26 g/t gold & 0.33% copper representing the longest interval of copper-gold mineralization to date at Halilağa. The hole collared in a high grade, near surface blanket of chalcocite, then intersected moderate to high-grade copper zone and then passing into a low to moderate-grade copper and gold mineralization for the remainder of its length (Table 2). The drill hole tested an area where the QFP intrusive was 20.9 metres below surface and was interpreted to represent an up-thrust block related to the general regional, ENE-WSW transtensional structures of the North Anatolian Fault System. Local transpression has been interpreted for the Kestane area producing the exhumation of the porphyry and older stratigraphy (Grieve, 2008). HD-54 successfully tested the northern margin of the intrusive and passed into a down-dropped block of QFP intrusive at depth .The southern margin of this same up-thrusted block was tested with HD-57 which returned 348.80 metres @ 0.28 g/t gold and 0.31% copper (Figure 15). Holes HD-56, HD-60 and HD-61 drilled into the hornfels aureole on the north and west side of the Kestane Zone also intersected anomalous molybdenum over long widths.
Regional exploration work undertaken in 2010 included a 50 line-km IP survey conducted over the southern half of the property. It was proposed as a follow-up to three rock samples which returned Au values between 500 ppb and 1000 ppb (the results of the survey were not available for this report).
Ongoing metallurgical sampling tested the hornfels unit of holes HD-40 and HD-49. Acid Rock Drainage tests were preformed on the pulps from holes; HD-05, HD-09 and HD-48A). Further petrographic samples were taken from; HD-40, HD-48A, HD-49, HD-54, the results are pending.
TMST initiated an Environmental Base Line study over the Halilağa property. The details are included in Appendix 3.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Figure 15. Section 483350, Kestane target showing the down-dropping fault bound blocks of
QFP (TMST, 2010).
A summary of work completed by Fronteer and TMST during the 2005-2010 period can be found below Table 4. Total expenditures to date are US$12,060,296.

		2005	2006	2007	2008	2009	2010	Total
HALILAGA PROJECT	Total Geochem Sample	383	1,197	4,038	657	36	—	6,311
	IP/Resistivity (Line Km)	8	35	64	0	21	33	160
	Ground Magnetic Survey (Line Km)	—	44	263	—	—	—	307
	Total Drill Holes	—	—	23	20	18	25	86
	Drilling (meters)	—	—	6,346	4,051	5,670	9,707	25,774
	Budget (US $)	9,477	892,743	2,775,734	2,033,926	3,073,094	3,275,322	12,060,296
Table 4. Budget and details of the Halilaga project by year.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 13 Drilling
Drilling within the Halilağa Property is summarised in the section on Exploration (Item 12). A total of 85 drill holes (including re-drills) totalling 25,124.7 metres has been drilled to date (Table 6).
The unconsolidated volcanic cover rocks overlying the peripheral areas of the mineralized QFP at the Kestane target have proven problematic to drill through. These cover rocks are located to the north of the Northern Graben Fault, and overlaying the eastern portions of the QFP (Figure 12). To date, 28 holes (4088.90 meters) have been abandoned prior to full completion due to poor ground conditions. TCSM has been in consultation with Spectra drilling regarding this issue and they have come up with the following solutions; additional triple mud pump, adding additional barium sulphate (BaSO4) to drill fluids and reducing from P sized drill rods to N sized drill rods as needed. These solutions will marginally increase the drilling costs, but should have a significant effect on the success rate of the drilling.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Table 5. Drill hole collar information for various targets zones within the Halilağa property.

HOLE ID	EAST	NORTH	DEPTH	Azimuth	Dip	PROSPECT
HD-66A	483249.69	4419043.81	183	0	-90	Bakirlik
HD-20	486608.09	4417846.8	26	135	-50	Bakirlik
HD-20A	486608.89	4417846.21	311.4	135	-50	Bakirlik
HD-21	486429.68	4417817.3	418.4	100	-50	Bakirlik
HD-24	486603.5	4417709	201.4	90	-50	Bakirlik
HD-29	486781.04	4417735.34	438.3	180	-60	Bakirlik
HD-30	486604.19	4417599.34	56	170	-60	Bakirlik
HD-31	486134.85	4417904.8	196.6	360	-60	Bakirlik
HD-32	486805.39	4417269.85	256	135	-60	Bakirlik
HD-33	486581.39	4417908.84	71.5	0	-60	Bakirlik
HD-34	486739.11	4416913.1	83.4	270	-70	Bakirlik
HD-35	486846	4417609	106.8	225	-70	Bakirlik
		TOTAL	2348.8
HD-10	484022.06	4418849.79	297.5	0	-60	Camtasi
HD-11	484201.34	4418248.03	296	0	-60	Camtasi
HD-12	483405.77	4418310.47	138	0	-60	Camtasi
HD-12A	483405.83	4418312.01	353	0	-60	Camtasi
		TOTAL	1084.5
HD-25	486793.99	4417440.9	265.1	120	-50	Explore
HD-26	484938.87	4416621.1	291.5	245	-50	Explore
HD-27	487208.92	4416745.62	6	335	-50	Explore
HD-28	486788.57	4417441.3	157.7	300	-50	Explore
		TOTAL	720.3
HD-01	483155.69	4419249.59	298.2	0	-60	Kestane
HD-02	483192.54	4419150.51	292.8	0	-60	Kestane
HD-03	482843.91	4419446.49	242.9	0	-90	Kestane
HD-04	483120.28	4419342.38	320.4	0	-55	Kestane
HD-05	482568.48	4419104.08	285.2	0	-90	Kestane
HD-06	482852.82	4419251.89	279.1	0	-90	Kestane
HD-07	483539.88	4419296.13	23.3	0	-90	Kestane
HD-07A	483539.92	4419298.99	330.7	0	-90	Kestane
HD-13	483431.97	4419111.79	97.6	315	-60	Kestane
HD-13A	483431.3	4419112.51	505.2	315	-60	Kestane
HD-14	483173.69	4419207.25	539.7	315	-60	Kestane
HD-15	483094.81	4419543.95	126.9	0	-60	Kestane
HD-15A	483094.87	4419543.96	133.3	0	-60	Kestane
HD-16	483015.93	4419153.56	602	0	-60	Kestane
HD-36	482951.8	4419558.18	149	0	-60	Kestane
HD-37	483139.2	4419154.45	268.5	0	-60	Kestane
HD-38	483244.55	4419456.46	586.1	180	-60	Kestane
HD-39	483348.49	4419354.11	168.5	180	-60	Kestane
HD-40	483347.28	4419354.31	520.7	0	-60	Kestane
HD-41	483138.7	4419155.88	180.6	180	-60	Kestane
HD-42	483646.47	4419554.54	393.5	175	-60	Kestane
HD-42D	483646.47	4419554.54	614	175	-60	Kestane
HD-43	483845.67	4419575.15	71.9	180	-60	Kestane
HD-43A	483845.62	4419573.98	95.8	180	-60	Kestane
HD-44	483351.77	4419155.49	225.2	180	-70	Kestane
HD-45	483438.01	4419448	638.4	180	-50	Kestane

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

HOLE ID	EAST	NORTH	DEPTH	Azimuth	Dip	PROSPECT
HD-46	482946.18	4419153.59	292.5	180	-60	Kestane
HD-47	483243.44	4419456.49	53	345	-50	Kestane
HD-48	484040.27	4419348.47	212	0	-90	Kestane
HD-48A	484039.92	4419349.77	603.9	0	-90	Kestane
HD-49	482950.78	4419551.31	541.4	180	-50	Kestane
HD-50	483031.15	4419253.55	308	270	-45	Kestane
HD-51	483841.28	4419577.33	76	180	-60	Kestane
HD-52	483148.93	4419638.42	287	0	-60	Kestane
HD-53	483742.69	4419553.78	108	160	-60	Kestane
HD-54	483060.6	4419453.86	791	0	-60	Kestane
HD-55	483249.69	4419043.81	98.2	200	-60	Kestane
HD-56	482560.78	4419153.24	611.1	315	-75	Kestane
HD-57	483036.78	4419251.74	727.3	180	-50	Kestane
HD-58	482950	4419750	314	0	-90	Kestane
HD-58A	482950	4419750	431.8	0	-90	Kestane
HD-60	483250	4419350	798.3	0	-60	Kestane

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Item 14 Sampling Method and Approach
All drilling samples were subjected to quality control procedures that ensured best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Sample intervals were selected on a geological basis and were typically ~2.0 metres. Core was cut length-wise with half the core being submitted for assaying, and the other half retained in the core box.
No factors related to drilling, sampling or recoveries are known that would materially impact the accuracy and reliability of the results.
Grade distribution and intervals of higher grade are discussed in, Item 11 Mineralization. To date, 16 drill holes have intersected significant widths of mineralized QFP, at grades up to 1 g/t gold and 1% copper over 100 metres. In the shallow supergene enrichment zone (Table 2). Typical intercepts in the main zone of mineralization (8 holes) range from 250 to 300 metres long, carrying grades of 0.3 to 0.5 g/t gold and 0.3 to 0.5% copper. These drill holes define a zone of mineralization with dimensions of approximately 1200 x 750 x 600 metres that dips gently to the east.
A summary table of composites with values and estimated true widths is presented in Table 2. Sampling protocols are given in Appendix 2.
Item 15 Sample Preparation, Analyses and Security
From Oct 18, 2009 to 2010, or HD-36 onward, the drill core samples were prepared and analyzed by Acme Labs.
Sample prep method R200-1000 which includes the coarse crushing of the entire core sample, riffle splitting to approximately 1000 grams, and pulverization of this material in a LM-2 disk mill was completed in Ankara. A ~100 gram pulp packet was then forwarded to Acme-Vancouver for analysis and assay, with the remaining ‘master pulp’ material for each sample remaining in Ankara.
Analyses
Geochemical Analysis — Group 1DX 01 suite (aqua regia digestion/ICP-MS).
•	This ICP-MS package provides superior detection limits for several elements (for example As, Sb, Hg and Bi) compared to conventional ICP-ES. It also provides S data. It is a more economical version of Acme’s ultratrace ICP-MS method, suitable for rock and core analysis.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

•	This method uses a 0.5 gram sample weight, which is adequate here — for core — as a gold fire assay (30 gram split; see below) is also being carried out on each sample.
Gold Fire Assay — Group 3B01 method
•	This fire assay method uses a 30 gram sample split with ICP finish. Gold is reported to a detection limit of 2 ppb.

•	The method is for gold concentrations < 10 g/t; samples reporting higher gold concentrations should be re-assayed using Acme’s Group 6 fire assay method.
Base Metal Assay — Group 7TD02 method
•	This base metal total assay method uses a strong four-acid digestion (Group 7TD) followed by an ICP finish. The full-suite Group 7TD02 method provides assay data for 23 elements, including copper, Mo, Ag and Fe, rather than for just copper as with the previous ALS Chemex AAS assay method.

•	Typically a slightly cheaper aqua regia digestion/AAS assay method would be suitable for the assay of porphyry-style copper mineralization. However in this case the four-acid digestion assay method is to be used as it is part of the protocol for the sequential copper assay of the supergene blanket at Halilağa.
Base Metal Assay — Sequential copper Leach — Group 9 04 Sequential copper leach
•	Should be requested, by special instruction on analytical request sheets, for all core intersections with visible supergene copper mineralization. Presumably this will only affect a relatively small proportion of core samples submitted. The Gp 9 04 method includes three sequential leaches, including the total copper assay of the residual component. In addition, a total copper assay is to be done on a separate sample split. In Acme-Santiago, where the sequential leaches will be conducted, the Group 8TD method (4-acid digestion/AAS) is used for total copper assay. The Acme Labs sequential leach process includes the following procedures, the first three of which are done on a single sample split:

•	Group 9 04 sulfuric acid leach

•	Group 9 04 cyanide leach

•	Group 9 04 total copper on residual (Gp 8TD 4-acid digestion/AAS)

•	Group 8TD total copper on a separate sample split (4-acid digestion/AAS)

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Core Drilling and Logging
Spektra Jeoteck Sanayi Ve Ticaret Anonim Sirketi of Turkey was contracted for the 2009 and 2010 drilling. Drilling in 2010 commenced at the Halilağa property on May 29th and was completed on December 28th. Twenty seven diamond holes totalling 9,199.0 metres were completed during that period (Table 5).
All proposed drill collars were surveyed using a theodolite total station. Control was relative to established survey points across the property. Drills were set up under the direct supervision of TMST staff.
Drill holes were collared in HQ diametre core (63.5 millimetres). The holes were reduced to NQ (47.6 millimetres) when problems were encountered due to bad ground conditions / thick fault zones. Core was placed in plastic boxes with depth markers every drill run (up to 3 metres). Core recoveries are considered good at Halilağa.
Boxes were securely sealed and brought to the core facility in Etili once a day by the drilling company. Reflex survey tests were taken generally at 50 metres intervals down-hole to provide control.
All drill cores were logged by TMST geologists on site at Etili camp using AcQuire software.
Drill Core Sampling
All samples collected were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Samples intervals were selected on a geological basis and were most typically around 2.0 metres. Core was cut length-wise with half the core being submitted for assaying.
Drill Core Sample Preparation and Security
Samples of drill core were cut by a diamond blade rock saw, with half of the sawn core placed in individual sealed cloth bags and half placed back in the original core box. The retained core is stored in the same camp.
Shipping
The core was shipped to the Acme sample preparation lab in Ankara and the resulting sample pulps were shipped by air to Acme’s Vancouver laboratory.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.
Assay Laboratory
ACME laboratories operate according to the guidelines set out in ISO/IEC Guide 25 —“General requirements for the competence of calibration and testing laboratories”.
Item 16 Data Verification
Quality control measures and data verification procedures applied to the acquisition of drill data including alteration, assay, collar, lithologies, magnetics, mineralization, recovery, SG, structure, and surveying is contained in Appendix 1.
The author has relied on data and information relating to quality assurance and control that has been prepared by a person who is a Qualified Person as defined by the requirements of NI43-101. The QAQC data was prepared by TMST personnel.
Standards
Commercial standards sourced from CDN Resource Laboratories Ltd were used to test the accuracy of the assays and to monitor the consistency of the laboratory. These standards were inserted into the sample sequences every 20 samples.
A total of 534 standards (both gold and gold-copper) were analyzed during the 2009-2010 drill programs. Both CDN — gold standards and CDN copper-gold standards were chosen to use in data verification (Table 6 & 7). The results of these analyses are presented in Figure 16 and 17. There is an unacceptably high rate of failure of the standards and blanks
•	STD 1.37% and Blank 0.58% for copper,

•	STD 8.89% and Blank 1.79% gold
An internal review of the QAQC procedures of both Acme Lab and Teck’s protocols is underway.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

STANDARD ID	STD	Grade	±2 SD
CDN-CGS-7	950	40	80
CDN-CGS-16	140	23	46
CDN-CGS-15	570	30	60
CDN-CGS-12	290	20	40
CDN-CGS-11	730	34	68
CDN-CGS-10	1730	75	150
Table 6. List of gold standards used at Halilağa (TMST, 2010).

STANDARD ID	STD	Grade	±2 SD
CDN-CGS-10	0.035	1.55	0.07
CDN-CGS-11	0.013	0.683	0.026
CDN-CGS-12	0.0075	0.265	0.015
CDN-CGS-15	0.01	0.451	0.02
CDN-CGS-16	0.0025	0.112	0.005
CDN-CGS-7	0.035	1.01	0.07
Table 7. List of Cu standards used at Halilağa (TMST, 2010).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Halilaga All Standards Au by 3B (Normalized by SD)
Figure 16. Gold standard values with 2SD used at Halilağa, (TMST, 2010).
Halilaga All Standards Cu by 7TD (SD Normalized)
Figure 17. Copper standard values with 2SD used at Halilağa, (TMST, 2010)

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Blanks
Non-mineralized limestone and commercial CDN blank BL-03 were inserted into the sample series every 20 samples (Figure 18 and 19). The gold results for four samples and the copper results for seven samples fell outside acceptable limits.
Halilaga Au by 3B Field Blanks
Figure 18. Blank results (gold_ppm), (TMST, 2010).
Cu by 7TD Field Blank by Labjob No.
Figure 19. Blank results (copper_ppm), (TMST, 2010)

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Duplicates
Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are 1/2 spilt cores done on site before the sample leaves camp. Duplicate field samples are taken every 20 samples within the sample series (Figure 20 and 21). All results fell within acceptable limits.
Chart Title
Figure 20. Gold Duplicates, (TMST, 2010).
Chart Title
Figure 21. Copper Duplicates, (TMST, 2010).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Check Assay
Teck submitted batches of the check samples to our secondary laboratory, ALS Chemex (North Vancouver) at periodic intervals as required. The following equivalent analytical and assay methods were requested from ALS (no prep required, pulps submitted):
•	Geochemistry — ME-MS41 suite (aqua regia/ICP-MS)

•	Gold fire assay — gold-AA23 (fire assay/AAS on a 30 gram sample; 5 ppb DL)

•	Copper assay — Copper-AA62 method (4-acid digest/AAS)
Teck also inserted some of the same copper-gold standards that were use for routine work at Acme, in the external check assay submissions to ALS Chemex.
All results fell within acceptable limits.
QA/QC Problems and Solutions
Most of the diamond drill holes were completed using HQ size core and recovery was not an issue except in fault zones and in the unconsolidated volcanic cover rocks.
Standards and blanks were checked upon receipt of each job and included in an AcQuire database from which QA/QC plots were generated to ensure they were with-in limits.
There is a high rate of failure of the gold standards.
•	Standards 1.37% and Blank 0.58% for copper

•	Standards 8.89% and Blank 1.79% gold
Any failures were recorded and the lab requested to re-run the job. Additional check assays were also sent to the ALS Chemex Lab in Vancouver to review Acmes precision.
An internal review of the QA/QC procedures of both the Lab and Teck’s protocols is underway.
The author considers that the adequacy of sampling, security and analytical procedures is satisfactory with the exception the high failure rate of both the standards and blanks.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9

Item 17 Adjacent Properties
There is one adjacent property (as a result of contiguous permit holdings) which contains significant mineralisation, namely the Aği Daği property approximately 15 kilometres to the east of Halilağa (Figure 22). Aği Daği was previously subject to a Joint Venture between TMST and Fronteer. In January of 2010, the Aği Daği and Kirazli Projects were purchased by Alamos Gold for total consideration of US$40 million cash and issued an aggregate of 4 million Alamos common shares in total consideration to Teck (as to 60%) and Fronteer (as to 40%) for acquiring these two projects through the purchase of certain Turkish subsidiaries held by Teck and Fronteer. The Alamos Gold website describes the Aği Daği Project as a high sulphidation epithermal gold and silver deposit. Contained resources are stated as being:

	Indicated					Inferred
	Tonnage	Au Grade		Ag Grade		Tonnage	Au Grade	Au Content	Ag Grade
Deposit	tonnes	g/t	Au Content oz	g/t	Ag Content oz	tonnes	g/t	oz	g/t	Ag Content oz
Baba	26,601,000	0.52	445,000	0.60	513,000	9,898,000	0.48	153,000	5.00	159,000
Deli	25,362,000	0.67	546,000	5.96	4,860,000	7,970,000	1.17	300,000	11.18	2,865,000
Kirazli	11,831,000	0.83	316,000	13.92	5,295,000	8,574,000	0.65	179,000	15.93	4,391,000
Total	63,794,000	0.64	1,307,000	5.20	10,668,000	26,442,000	0.74	632,000	8.72	7,415,000
Table 8. Indicated and inferred resource of Alamos Gold’s Aği Daği Project.
Further details of the Aği Daği Project can be found on Alamos website under Aği Daği Project 43-101, (J Keane, 2010).
Figure 22. Location of Halilağa and adjacent properties Pirentepe and Aği Daği, (TMST, 2010)

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 18 Mineral Processing and Metallurgical Testing
Initial stage metallurgical test work was conducted in March 2007 by TMST on reject samples from the top 200 metres of drill holes HD-01 and HD-04 (TMST, 2008). These samples were sent to G&T Metallurgical Services Ltd. in Kamloops, B.C., Canada for flotation tests and follow up mineralogy (G&T Metallurgical Services Ltd., 2008). Teck Cominco Limited (2007) reported on the results as presented in the Report ‘NI43-101 Technical Report on the Halilağa Exploration Property, Çanakkale, Western Turkey, March 2009.
Follow up mineralogy (G&T Ketallurgical Services Ltd. 2008) concluded that in the majority of the samples tested, the copper occurs mainly as chalcopyrite. Five of the samples, which contain higher than average copper content, have copper occurring mainly as chalcocite/covellite.
Item 19 Mineral Resource and Mineral Reserve Estimates
As the properties referred to in this report are at a relatively early stage of exploration, no mineral resource or reserve estimates have been conducted. These activities will be undertaken at an appropriate stage in the work programme.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 20 Other Relevant Data and Information
The author is not aware of any additional information necessary to make the technical report more understandable, nor is he aware of any omissions or inclusions that could be misleading.
As background to the new Turkish mining laws enacted in 2011 the following is includes the current land tenure holding laws which have remained the same since 2007.
Mining rights and title in Turkey
Mining rights and minerals are exclusively owned by the state. The ownership of the minerals in Turkey is not subject to the ownership of the relevant land. The State, under the mining legislation, delegates its rights to explore and operate to individuals or legal entities by issuing licences for a determined period of time in return for a payment of royalty. Mining rights with respect to certain types of mines, however, belong to state or state enterprises.
The licences for mining rights are granted to the Turkish citizens, legal entities established under Turkish laws and some authorized public bodies. Companies established under Turkish law according to the provisions of the Turkish Commercial Code are Turkish companies even if they are established by foreign persons with a 100% foreign capital. Consequently, there is not any distinction between the mining rights that may be acquired by local investors and those that may be acquired by foreign investors provided that the foreign investors establish a company in Turkey under Turkish law (Ozkan, 2007).
Under the Turkish Mining Law, mines have been divided into five groups which are subject to different terms and conditions on licensing principals and procedures.
According to Article 6 of the Mining Law, mining rights can be defined as the licenses and permits for prospecting and operating mines and can only be granted to the following real or legal persons; (i) Turkish citizens; (ii) legal entities incorporated under the laws of the Republic of Turkey, including legal entities having foreign shareholders, provided that the articles of association of such legal entities shall contain a mining operation clause; and (iii) authorized public entities and administrative bodies.
The three types of licenses granted for prospecting and operating the mines stated under the laws of the Republic of Turkey are as follows; (i) prospecting license, enabling its

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, CANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
holder to carry out prospecting activities in a specific area; (ii) operation license, enabling its holder to carry out operational activities within the same area as stated in the prospecting license; and (iii) operation permit, enabling its holder to operate a specific mine as specified in the operation license.
Prospecting activities can be defined as all mining activities other than those carried out for production. As an exception, the prospecting licensee shall have a right to carry out production and sale activities in respect of maximum 10% of the proved mine reserves within the prospecting license period in the event the prospecting licensee applies to the General Directorate of Mining Affairs (Maden Isleri Genel Mudurlugu) with the prospecting activity report.
Terms and Procedure for Prospecting License: The application for prospecting license shall be made to the General Directorate of Mining Affairs for the mining groups other than group I (a). For the group I (a) mines the application shall be made to the relevant Provincial Special Administration (II Ozel Idaresi). Prospecting licensees are obliged to submit a prospecting activity report to the General Directorate of Mining Affairs within two years upon the obtainment of such license, as provided in Annex 5 of the Regulation on the Implementation of Mining Law. In case of non compliance with such provision, the prospecting license guarantee provided by the prospecting licensee shall be recorded as revenue. The term of the prospecting license is three years and may be extended for a period of two years upon the demand and submission of the second prospecting activity report by the prospecting licensee.
Operation License
Terms: Operation license may only be obtained if the prospecting activities are carried initially. The operation license shall be granted to the prospecting licensee for the proved, potential and feasible mine reserve area determined during the prospecting period for a period of at least 10 years upon the evaluation of the aforementioned documents by the General Directorate of Mining Affairs. The term of the operation license may be extended for at least three years upon the application of the holder of the prospecting License and operation license with a new operation project however, such term cannot exceed 60 years. The Council of Ministers is authorized to grant an extension more than sixty years.
Procedure: The operation licensee must apply to the General Directorate of Mining Affairs to obtain necessary permits stipulated under Article seven of the Mining Law within three months commencing as of the issuance date of the operation license. In case

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
the operation licensee fails to apply to the General Directorate of Mining Affairs within the said period, the guarantee shall be recorded as revenue and a further period of three months shall be provided to the operation licensee for application. If non compliance continues within the additional three months period, the operation license shall be revoked. Thereafter, within 15 days as of the issuance date of the permits required, the operation licensee is granted an operation permit. Such permit is granted only for the proved mine reserves area which is determined during the prospecting period. Operation activities must be started to be carried out within one year commencing as of the date of the operation permit. In case the operation activities do not commence within such one year period, 10% of the production amount shall be paid as the state right for each year of inactivity. The terms of the aforementioned necessary permits and an operation permit shall be the same as the term of an operation license and in case an extension is granted to an operation license, the term of such permits too shall be extended accordingly.
The Law Regarding Amendments on Mining Law and other Certain Laws, numbered 5995 has been approved by the Grand National Assembly of Republic of Turkey on June 10, 2010 but has not been put into force yet. The effective date of such law has been stated as its publication date on the Official Gazette (Kayikci, 2010).
Environment, safety and health issues
TMST and Fronteer have been collaborating in an effort to identify and facilitate the development of an additional and alternate water supply for the Muratlar village located several km west of the Kestane Zone. Golder and Associates have been contracted by TMST to aid in this effort
Environmental Law No. 2872, Environmental Impact Assessment Regulation and Labour Law No. 4857 are the principle regulations governing mining activities. There are many other regulations enacted based on those principle regulations which are applicable to mining industry.
Further to the amendments made in the Mining Law, most of the mining activities are excluded from the Environmental Impact Assessment and for those mining activities, which require Environmental Impact Assessment, the related procedures shall be completed within three months.
The issue of allocation of environmentally sensitive areas such as forest areas, hunting areas, special protection areas, national parks, agriculture areas as well as cultural

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
protection areas, coastal areas, tourism regions and military forbidden zones granting of licenses for activities to be carried out in such areas are specifically regulated. As a part of reducing the bureaucracy in the grant of mining rights, the General Directorate is given the authority to designate and delineate such areas. The new regulations do not require any further permission for exploration activities to be conducted in such areas. A notification to the relevant authorities (such as relevant forest directorate) shall suffice. Mining operation activities in such areas shall, however, be subject to additional permissions and Environmental Impact Assessment.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 21 Interpretation and Conclusions
Halilağa is a district with significant potential for both porphyry copper-gold and high-sulfidation style gold deposits.
56 diamond holes totalling 18,866 metres (cut-off date December 10, 2010) and three reverse circulation holes totalling 398 metres have been drilled to date to test porphyry-style mineralization at the Central Zone at Kestane. Additional drilling has also tested for high-sulphidation gold at and around Kunk Hill lithocap (eight holes totalling 2,264.3 metres), and skarn mineralization at the Bakirlik (12 holes totalling 2,348.8 metres)
The Kestane target is dominated by potassic alteration, whereas sericitic alteration appears to be a lesser component. The highest gold and copper grades in core are associated with the potassic zone with early biotite + magnetite + chalcopyrite associated with A- and B- quartz veins. Chalcopyrite, in some cases accompanied by trace amounts of pyrite, is the dominant sulphide associated with the potassic alteration. Magnetite is abundant (5-8%) in zones of high copper and gold grades. Ground magnetics define the magnetite alteration zone over an area of about 1800 x 650 metres with a depth extent of approximately 450 metres.
The Kestane target is at a very early stage of exploration with significant untested potential. Extensive lengths of mineralized material with grades up to 1 g/t gold and 1% copper over 100 metres in the shallow supergene enrichment zone (Photo 4) have been identified. Typical intercepts in the main zone of mineralization range from 250 to 300 metres long, carrying grades of 0.3 to 0.5 g/t gold and 0.3 to 0.5% copper.
Recent drill holes now define a zone of copper-gold mineralization with dimensions of approximately 1200 x 750 x 600 metres at Kestane.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Photo 4. Chalcocite shallow supergene enrichment zone.
A loosely defined Leapfrog grade shell of the mineralization at a 0.2% copper cut-off shows the approximate shape of the currently known mineralized zone. While there is clearly not enough data to define a Mineral Resource, the consistency and strong continuity of the data over significant extents allow for a conceptual estimate of the target. The conceptual target potential of the Kestane zone could exceed two to three billion pounds of copper and three to four million ounces of gold. (Grieve, 2009).
Based on the ongoing success from the 2009 and 2010 programs, further work is strongly recommended to fully define the limits of the Central Zone at the Kestane Copper-Gold Porphyry and to bring it to resource stage through sufficient drilling.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 22 Recommendations
The following recommendations and budget (Table 9) as proposed by TMST for the 2011 programme have been reviewed by the author, and are deemed appropriate for the project:
•	Continued environmental Baseline work.

•	Continued metallurgy testing.

•	Two phase infill grid drill program (200 metres centres)(Figure 23).
1)	Phase 1: 10,000 metres, January — June

2)	Phase 2: 10,000 metres, June-December
•	30 line km IP survey over the south eastern portion of the property.
The total budget for the above programme is US$4,600,000 as shown below. Pilot Gold’s share of this budget will be US$2,060,800 (40% of US$4,600,000 plus Pilot Gold’s share of a 12% management fee on the total).

Activity	Cost USD$
Labor	350,000
Environmental	570,000
Metallurgy	50,000
Drilling (Phase 1, Jan-June 10,000 metres)	1,454,000
Drilling (Phase 2, June-December 10,000 metres)	1,454,000
Surveying	20,000
Field Support	188,000
Property	24,000
Geophysics (30 line km)	40,000
Assaying & Geochemistry	450,000
Total	4,600,000
Table 9. Proposed Halilaga for 2011

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Figure 23. 2011 Grid Drilling Proposal for kestane (TMST, 2010).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 23 References
Ceyhan, N., Boran, H., Özcan, M., and Kiziltepe, U., 2009 Halilağa Property Exploration 2008 Year-end report. Teck Cominco Arama ve Madencilik SAN. TIC. A.S.
Einaudi, M., 2007 Report on Visit to Halilağa District Çanakkale province, Western Anatolia, Turkey with Emphasis on Kestane Porphyry Cu-Au Prospect, December 2007.
G&T Ketallurgical Services Ltd. 2008 Mineralogy testing on samples from the Halilağa project, Teck Cominco Ltd. Report KM2157.
Grieve, PL., 2005 Comments on Mineralisation and Recommendations for Continued Exploration, Piren Tepe, Biga Peninsula Project, Turkey by P Grieve MAIG, Geology and Resource Solutions Limited, New Zealand, December 2005
Grieve, P.L., 2006 Brief comment on the geology and mineralization of the Halilağa prospect, Biga Peninsula, Western Turkey, June 2006
Grieve, P.L., 2007 NI43-101 Technical report on the Pirentepe and Halilaga properties,
Grieve, P. L. NI43-101 Technical Report on the Halilaga Exploration Property, Çanakkale, Western Turkey, March 2009
Çanakkale, Western Anatolia, Turkey, March 2007
Hedenquist, J., 2007 Observations on the Halilağa porphyry plus lithocap-hosted epithermal prospects near Etili, Biga peninsula, Republic of Turkey, June 2007
Keane, J., 2010 Aği Daği-Kirazli Gold Project Çanakkale Province Republic of Turkey.
Kuscu, G., 2008 Petrographical Analysis and Interpretation of the samples 708975, 708977, 708983, 708984, 708985, 708989, 708991, 708997, 708998.
Özkan, A., 2007 Turkish Mining Law
Ross, K., 2007 Petrographic Study of the Halilağa Copper-Gold Porphyry Deposit, Turkey, April 2007
Teck Cominco Arama ve Madencilik SAN. TIC. A.S., 2008 Halilağa Property Exploration 2007 Year-end report. Teck Cominco Arama ve Madencilik SAN. TIC. A.S.
Teck Cominco Limited, 2007 Report on Copper Flotation Testing on Halilağa Drill Core Samples from Holes HD-01 and HD-04, Internal report by Teck Cominco Limited Engineering Department.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Teck Madencilik San. Tic. A.S. (“TMST”)., 2010 emails, reports, presentations, conversations.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 24 Date and Signature Pages
This technical report in its original form is dated February 15, 2011 as shown on the title and signature pages as attached. The dates of subsequent revisions, if any, will be recorded on the title page and in this section.
Respectfully submitted at VANCOUVER, B.C., Canada by:

“Ian Cunningham-Dunlop” (signed)
Ian R. Cunningham-Dunlop, P. Eng.
Vice President, Exploration
Fronteer Gold Inc.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Certificate of Author
I, Ian R. Cunningham-Dunlop, P. Eng., do hereby certify that:
1)	I am a geologist residing at 2519 Swinburne Avenue, North Vancouver, B.C. V7H 1L6.

2)	I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen’s University, Kingston, Ontario, in 1984.

3)	I am a member of the Association of Professional Engineers of Ontario (PEO — Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC — Reg. No. 27221), Prospectors and Developers Association of Canada, and the Canadian Institute of Mining and Metallurgy,

4)	I have worked as a geologist for a total of 27 years since my graduation.

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI432-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6)	I assisted in the preparation of all Sections of the Technical Report titled “Technical Report on the Halilağa Exploration Property, Canakkale, Western Turkey” relating to the Halilağa Exploration Property. I have worked on the property in a technical capacity since 2005, personally supervised the 2006 exploration program, and have made numerous visits to the property in the period 2008-2010 to review the work being carried out by the current operator Teck Madencilik San.Tic.A.S., most recently in July and Nov 2010.

7)	As of February 15th, 2011 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8)	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9)	I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Fronteer Gold Inc. as common shares and also in the form of a stock option agreement.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.
Dated this 15th day of February, 2011 in Vancouver, B.C.

“Ian Cunningham-Dunlop” (signed) Ian R. Cunningham-Dunlop, P. Eng.
Vice President, Exploration
Fronteer Gold. Inc.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Item 25 Additional Requirements for Technical Reports on Development Properties and Production Properties
The properties subject to this report are not at a development or production stage.
Item 26 Illustrations
Illustrations, photographs, maps, and charts are included within the text in appropriate context and as appendices to the technical report. Unless otherwise stated, the Illustration, photograph, map, or chart was prepared by TMST and included in this report with permission.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Appendix 1 Glossary of Terms
ALTERATION ASSEMBLAGES
Argillic: Clay-rich assemblages dominated by low-temperature clays such as kaolinite, smectite, and interlayered illite-smectite. These are formed by low temperature (<230°C), acid to neutral, low salinity hydrothermal fluids.
Phyllic: Dominated by illite or sericite and quartz, together with pyrite and possibly anhydrite. May also contain minor chlorite, calcite, titanite and rutile. Formed in the presence of moderate to high temperature (approx. 230-400°C), acid to neutral fluids at a range of salinities, commonly in permeable zones and adjacent to veins.
Propylitic: Characterised by chlorite, with some of illite/sericite, epidote, quartz, albite, calcite, and anhydrite. Formed at moderate temperatures (mostly 200-300°C), in the presence of near-neutral pH fluids with a range of salinities, commonly in low permeability areas.
High-temperature propylitic: Contains secondary actinolite and/or garnet in addition to the above assemblage. Forms under similar conditions, but higher temperatures (>290°C) than propylitic assemblages.
Potassic: Major secondary minerals are biotite, orthoclase, quartz, and magnetite. Anhydrite is a common accessory, and minor albite and titanite or rutile can also develop. Potassic alteration is caused by near-intrusive, hot fluids (>300°C) with a strong magmatic character and high salinity.
Advanced argillic: Contains alunite, diaspore, and/or pyrophyllite, together with one or more of quartz, chalcedony, kaolinite, and dickite. These assemblages occur as tabular near-vertical zones formed from condensed acid magmatic vapours in the porphyry environment, and as near horizontal blankets at shallow epithermal levels, where acid-sulphate fluids form from oxidised steam condensates.
Skarn: May contain garnet, clinopyroxene, vesuvianite, scapolite, wollastonite, epidote, amphibole, magnetite and calcite as major components. Minor amounts of biotite, K-feldspar, quartz and chlorite may also be present. Minerals present are similar to those found in potassic, high temperature propylitic and propylitic assemblages of porphyry systems. Developed in the presence of calcium-rich, high salinity fluids over a wide temperature range with early anhydrous minerals forming in the range 300 — 700°C. Occurs near the contact between calcareous lithologies and intrusives.
MINERALISATION
High-sulphidation: Originally referred to opaque minerals which contain sulphur in a high oxidation state, but now used in a broader sense for deposits which contain them; for example “enargite-gold” (or quartz-alunite, or acid sulphate) systems, in which the mineralising hydrothermal fluids have a major magmatic component, and produce acid alteration, with base metal mineralisation at shallow levels.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Hypogene: Formed by processes occurring within the earth, especially mineralisation associated with ascending hot fluids.
Hypothermal: Mineralisation associated with high temperature hydrothermal fluids; originally defined as forming at 300-500°C, today it commonly applies to temperatures over about 500°C.
Low-sulphidation: Originally referred to opaque minerals containing sulphur in a low oxidation state, but now used in a broader sense for the deposits which contain them; for example “adularia-sericite” type systems in which meteoric-dominated fluids produce phyllic, propylitic, and argillic alteration zones.
Mesothermal: Mineralisation produced at deep levels in the crust, from high temperature hydrothermal fluids (250-400°+), at near lithostatic pressures. The fluids can be meteoric and/or magmatic and/or metamorphic in origin; where the latter is significant; this mineralisation is normally termed metamorphogenic.
Porphyry: Hypothermal deposits occurring as stock works or disseminations intimately associated with porphyritic intrusives, with mineralisation associated with potassic alteration, although this is frequently overprinted.
Skarn: Mineralisation associated with moderate to high temperature, hydrothermally altered/metasomatised rocks near the contact between intrusive bodies and carbonate rocks.
Supergene: Formed by surficial processes, particularly oxidation, hydration, solution, and deposition.
GENERAL DESCRIPTIVE TERMS
Vein: Material which was chemically deposited by fluids within a rock fracture. Veins exhibit a range of textures and minerals, depending primarily on the temperature, depth, and composition of both the fluid and the host rock. Veins may contain a small amount (<10%) of entrained host rock and/or vein clasts.
Breccia: Coarse (usually >2 mm) fragmental rock, consisting of generally angular clasts of one or more lithologies. A complexly veined rock can have a brecciated appearance (if veins are multi-generational and/or branching), but it is important to differentiate between the two. Veins are generally linear or sinuous, whereas a breccia matrix is highly irregular.
TEXTURAL TERMS FOR VEINS AND BRECCIAS
Matrix: The interstitial material between clasts in a breccia, of which there are two main types. Some breccias may contain a proportion of both types:
Vug (druse): Open cavity within a rock, usually in a vein or breccia cement, which is lined by euhedral prismatic crystals that project into the cavity. Pseudomorph: A mineral or minerals occurring in the crystal form of another, usually due to alteration or replacement of the original mineral (e.g. limonite after pyrite, alunite + pyrophyllite after feldspar, quartz after calcite). Prismatic: Crystals which exhibit elongate euhedral shapes and have prismatic terminations are common in veins and cements, where they are considered to form by slow

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
crystallisation. Prismatic crystals may be zoned by bands of different composition (e.g. amethyst bands in quartz) or with abundant fluid inclusions.
Colloform: A botryoidal type of texture commonly observed in vein chalcedony, where radiating aggregates of chalcedony have a grape-like outer surface. Banding within this material produces agate.
Comb: Masses of parallel long, thin crystals growing inwards from the vein margins produce a texture like that of a comb.
Saccharoidal: Granular aggregates of equant crystals having the appearance of sugar in hand specimen.
Crustiform: Banding texture produced by differences of mineralogy, texture, and/or colour away from the vein margins. Crustiform banding is commonly produced by alternating chalcedony and saccharoidal quartz layers.
Cockade: Concentric crustiform banding in the cement surrounding matrix-supported breccia clasts.
Imbrication: A fabric found within some breccias where there is a subparallel alignment of clasts, similar to that observed within some fluvial gravels.
Vein breccia: Rock consisting predominantly of vein fragments (<10% host rock clasts) in a chemically-deposited matrix. Clasts are generally subangular, and matrix-supported in a matrix of generally similar vein minerals (e.g. quartz, chalcedony), which may be banded and enclose open cavities.
Polymict vein breccia: Rock consisting of altered host rock ± vein clasts in a chemically deposited matrix, where the matrix, rock, and vein clasts each comprise at least 10% of the rock volume. Clasts are generally subangular, and enclosed by a matrix of vein minerals (e.g. quartz, chalcedony).
Polymict breccia: Rock consisting of various altered host rock ± lesser (<10%) vein clasts. These may occur in a chemically-deposited matrix, or in a clastic matrix. Clasts range from subangular to subrounded, and may be either clast or matrix-supported.
Monomict breccia: Similar to a polymict breccia, but containing only a single clast type. Jigsaw breccias and crackle breccias are special types of monomict breccia.
Brecciated rock: A rock which consists largely (>90%) of fragments of a single lithology. Clasts are commonly angular, and are usually surrounded by matrix material.
Brecciated vein: Similar to a brecciated rock, but consisting largely (>90%) of vein clasts.
Matrix breccia: A breccia which consists largely (>80%) of clastic matrix material. Crackle breccia: A type of brecciated rock that has been fractured, but with little or no matrix material. Clasts are still essentially in place. These have been called hydrofractured breccias, but “crackle breccia” is preferred. Jigsaw breccia: A type of brecciated rock that has been fractured, and has minor matrix material separating clasts. There has been minimal transport and rotation of the clasts, which can be visually fitted together by removal of the matrix.
GENETIC TERMS FOR BRECCIAS

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY
Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Hydrothermal breccia: A general term for breccias that formed primarily as a result of hydrothermal activity, including phreatic and magmatic-phreatic breccias. These range from brecciated rocks to vein breccias and polymict breccias, and include both erupted (Hydrothermal eruption breccias) and subsurface rocks. Diagnostic features include the presence of altered host rock clasts, hydrothermal vein clasts, and hydrothermal minerals within the matrix cement, though not all will exhibit all of these features. Plant fragments may occur in hydrothermal eruption breccias.
Phreatic breccia: A more specific term for breccias which form due to the expansion of steam and gas in a water-dominated hydrothermal fluid where there is no direct association of brecciation with magmatic activity. Magmatic-phreatic breccia: A specific term for breccias formed due to flashing of hydrothermal fluids following intrusion of magma, but which do not contain juvenile magmatic material.
Phreatomagmatic (diatreme) breccia: A breccia formed by the explosive interaction of magma and groundwater. Diatremes are near-vertical pipe-like bodies up to 1 km across. The breccias are generally polymict, with rounded, matrix-supported clasts. The matrix contains finely ground wallrock clasts and juvenile magmatic material, but lacks chemically deposited minerals (unless deposited later).
Tectonic breccia: Breccia formed by the mechanical disruption of rocks in response to tectonic stress. These generally occur in identifiable fault planes, which are commonly steeply dipping. They typically exhibit a planar fabric, imbrication, slickensides, and strain textures such as undulose extinction in quartz crystals.
Volcaniclastic breccia: Breccia formed at or near the surface due to fragmentation on release of magmatic volatiles to produce deposits which include vent breccias, crumble breccias, flow breccias, tuffs, lapilli tuffs, ignimbrites, and lahar deposits. Clasts are mostly unaltered volcanic material in a matrix of fine volcanic detritus.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
Appendix 2 Drilling and sample protocols
Surveying
Surveying of the property during the 2008 drill program was done in the UTM coordinate system (UTM Zone 35 in ED 50). All forestry drill roads and drill collar locations were surveyed electronically.
Down Hole Survey
Survey tests were taken for each diamond hole, generally at 50 metre intervals down-hole.
All data is stored in an access database.
Digital Photographic Recording
All cores were photographed digitally prior to logging. All data is stored in the database for future reference.
Specific Gravity Measurement
Specific gravity measurements from drill cores were routinely carried out for both oxide and sulphide mineralization. Pieces (10-20 cm) of solid cores were used for SG measurements. Both mineralized and un-mineralized zones were measured. The solid core was cleaned and washed before being dried in an oven. Samples were dried at 105 degrees Celsius for 8-12 hours and then weighed in air (dry weight). They were then coated with paraffin, which was allowed to dry, and then the samples were re-weighed in water.

The SG values were identified by the formula: SG=	(Dry weight) (Dry weight) — (Weight in water)
Pre-logging
•	inspection of core boxes, for missing boxes and footage errors

•	digital photography of all boxes

•	RQD and core loss
Logging
•	Engineering Comments on the competency of core are taken and recorded on the logs

•	Fracture analyses with quantitative measuring of all fractures is not being estimated at the moment, but fractures containing gouge material, veins and dominant fracture patterns are measured.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
•	The Anaconda method of geological logging was utilised
Sampling
•	Standardized sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.

•	Standards and blanks will both be entered every 20th sample. Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist, every 20 samples.

•	All holes are sampled from top to bottom of the hole, with most samples averaging one metre or less, unless in unmineralized core where samples are taken every 1.5m.

•	For each sample interval, all required parts (‘From-To’) of the standard sample card are filled in and half of the sample number tag is placed at the starting point of the sample interval in the core box.

•	The second half of the tag is put into the sample bag (labelled on both sides with the sample number) by the splitter when he is taking the sample.
Marking Core
•	The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core

•	The sample tag will be placed at the beginning of the sample.
Double-Check
•	It will be the geologists’ job to double-check on the samples once they are cut and verify that all of the samples collected are properly labelled, with the sample tags inside of the sample bags.
Analysis QA/QC
     At the Halilağa property, inserting of “blind” quality control samples takes place in the core shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of sampling, sample tags are pre-marked with locations for standards, duplicates and blanks before logging.
•	Duplicate samples are taken every 20 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix-ups and

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Pilot Gold Inc. And Fronteer Gold Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9
monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.

•	Blanks: non-mineralized limestone material was used as a blank, where material was collected from an outcrop in camp, broken with a hammer and inserted into the sample series every 20 samples.

•	Standards: Standards are used to test the accuracy of the assays, and to monitor the consistency of the laboratory. They are needed for documentation at the time of ore reserve calculations. Standards were bought from CDN Resource Laboratories Ltd. These standards were inserted into the sample sequences every 20 samples.

•	Check Samples: 5% of all assayed sample pulps are being sent to a second laboratory for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

•	Analyzing Data: Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.